Rule 424(b)(3)
                                                                  No. 333-67787


                        CNL HOSPITALITY PROPERTIES, INC.

         This Supplement is part of, and should be read in conjunction with, the Prospectus dated March 30, 2000 and the Prospectus Supplement dated June 9, 2000. Capitalized terms used in this Supplement have the same meaning as in the Prospectus unless otherwise stated herein.

         Information as to proposed properties for which the Company has received initial commitments and as to the number and types of Properties acquired by the Company is presented as of June 16, 2000, and all references to commitments or Property acquisitions should be read in that context. Proposed properties for which the Company receives initial commitments, as well as property acquisitions that occur after June 16, 2000, will be reported in a subsequent Supplement.


                               RECENT DEVELOPMENTS

         The Company recently acquired a Courtyard(R) by Marriott(R) and a Residence Inn(R) by Marriott(R) both located in Palm Desert, California. The Courtyard Palm Desert Property, which opened in September 1999, has 151 guest rooms. The Residence Inn Palm Desert Property, which opened in February 1999, has 130 guest suites.

         The Courtyard Palm Desert and the Residence Inn Palm Desert Properties are located in the Coachella Valley, which according to Hospitality Real Estate Counselors, Inc. (HREC) is one of the fastest growing areas in California. The Coachella Valley is approximately 110 miles east of Los Angeles and is a tourist destination noted for its warm climate, recreational activities and the San Jacinto, Santa Rosa and Chocolate mountain ranges that border the area. Guests of the hotels have convenient access to four golf courses, all within one mile of the hotels. The Properties are accessible by Interstate 10, the major highway in the area.

         As of June 16, 2000, the Company owned interests in 15 Properties and had commitments to acquire an additional 15 properties. The Company's interest in the Properties is focused on real estate only, not hotel operations. All of the Properties owned by the Company are leased on a long-term triple net basis and the hotels are all operated as national hotel chains.


                                  THE OFFERINGS

         Upon completion of its Initial Offering on June 17, 1999, the Company had received aggregate subscriptions for 15,007,264 Shares totalling $150,072,637 in Gross Proceeds, from 5,567 stockholders, including 7,264 Shares ($72,637) issued pursuant to the Reinvestment Plan. Following the completion of the Initial Offering, the Company commenced this offering of up to 27,500,000 Shares. As of June 16, 2000, the Company had received aggregate subscriptions for 37,757,147 Shares totalling $377,571,468 in Gross Proceeds, including 74,863 Shares ($748,625) issued pursuant to the Reinvestment Plan from its Initial Offering and this offering. As of June 16, 2000, net proceeds to the Company from its offerings of Shares and capital contributions from the Advisor, after deduction of Selling Commissions, marketing support and due diligence expense reimbursement fees and Organizational and Offering Expenses totalled approximately $336,200,000. The Company has used Net Offering Proceeds from the offerings to invest, directly or indirectly, approximately $210,200,000 in 15 hotel Properties, to pay $6,620,800 as deposits on five additional hotel Properties, to redeem 27,490 Shares of Common Stock for $252,905 and to pay approximately $21,019,000 in Acquisition Fees and certain Acquisition Expenses, leaving approximately $98,100,000 available to invest in Properties and Mortgage Loans.




June 23 ,2000                                    Prospectus Dated March 30, 2000

                                    BUSINESS

PROPERTY ACQUISITIONS

         Palm Desert Portfolio. On June 16, 2000, the Company acquired two hotel Properties. The Properties are a Courtyard by Marriott and a Residence Inn by Marriott, both located in Palm Desert, California (the "Courtyard Palm Desert Property" and the "Residence Inn Palm Desert Property").

         The Company acquired the Palm Desert Properties for an aggregate purchase price of $30,250,000 from PDH Associates LLC. In connection with the purchase of the two Properties, the Company, as lessor, entered into a long-term lease agreement. Both hotels are managed by Marriott International, Inc. The general terms of the lease agreement are described in the section of the Prospectus entitled "Business -- Description of Property Leases." The principal features of the lease are as follows:

o        The initial term of the lease is approximately 15 years.

o At the end of the initial lease term, the tenant will have two consecutive renewal options of ten years each.

o The lease requires minimum rent payments to the Company of $1,351,000 per year for the Courtyard Palm Desert Property and $1,674,000 per year for the Residence Inn Palm Desert Property.

o In addition to minimum rent, for each lease year after the second lease year, the lease will require percentage rent equal to seven percent of room revenues, in excess of room revenues for the second lease year.

o A security deposit equal to approximately $419,000 for the Courtyard Palm Desert Property and approximately $519,000 for the Residence Inn Palm Desert Property has been retained by the Company as security for the tenant's obligations under the leases.

o The tenant of the Courtyard Palm Desert and Residence Inn Palm Desert Properties has established a reserve fund which will be used for the replacement and renewal of furniture, fixtures and equipment relating to the hotel Properties (the "FF&E Reserve"). Deposits to the FF&E Reserve are made monthly as follows: 3% of gross receipts for the first lease year; 4% of gross receipts for the second lease year; and 5% of gross receipts every lease year thereafter. Funds in the FF&E Reserve and all property purchased with funds from the FF&E Reserve shall be paid, granted and assigned to the Company as additional rent.

o Marriott International, Inc. has guaranteed the tenant's obligation to pay minimum rent under the lease. The guarantee terminates on the earlier of the end of the third lease year or at such time as the net operating income from the Property exceeds minimum rent due under the lease by 25% for any trailing 12-month period. The maximum amount of the guarantee is $3,025,000. Upon acquisition of the Gaithersburg Property, the Merrifield Property and the Newark Property, as described in the Prospectus under the heading "Business-- Pending Investments," the maximum amount of the guarantee will increase to $6,405,400 and the guarantee will cover minimum rent payments for the pending investments listed above and the Mira Mesa Property, in addition to the Palm Desert Properties (collectively, the "Pooled Properties"). From this time, net operating income from all of the Pooled Properties will be pooled in determining whether the Pooled Properties' aggregate net operating income exceeds the aggregate minimum rent due under the leases by 25%.

o In addition, upon the acquisition of the Little Lake Bryan Properties, as described in the Prospectus under the heading "Business -- Pending Investments," the leases for the Little Lake Bryan Properties will contain cross-default terms with respect to the leases for the Pooled Properties, meaning that if the tenant to any of the Little Lake Bryan Properties or the Pooled Properties defaults on its obligations under its lease, the Company will have the ability to pursue its remedies under the leases with respect to all of the Little Lake Bryan Properties and the Pooled Properties, regardless of whether the tenant of any such Property is under default under its lease.

         The federal income tax basis of the depreciable portion of the Courtyard Palm Desert Property and the Residence Inn Palm Desert Property is approximately $12,109,000 and $14,680,000, respectively.

         The Courtyard Palm Desert Property, which opened in September 1999, has 151 guest rooms, three meeting rooms, a 60-seat dining room and lounge/bar area, tennis courts, exercise room, pool and putting green. The Residence Inn Palm Desert Property, which opened in February 1999, has seven two-story buildings with 130 guest suites and a separate building with a lobby, hearth room, three meeting rooms and a ballroom. Additional amenities include a swimming pool, whirlpool, two tennis courts and a putting green. The hotel Properties are located in the Coachella Valley, which according to Hospitality Real Estate Counselors, Inc. (HREC) is one of the fastest growing areas in California. The Residence Inn and Courtyard Properties are the first new hotels to be constructed in Palm Desert in ten years. Approximately 110 miles east of Los Angeles, the Coachella Valley is a tourist destination noted for its warm climate, recreational activities and the San Jacinto, Santa Rosa and Chocolate mountain ranges that border the area. Leisure and residential development define the immediate surroundings of the two hotels. Both of the Properties are adjacent to the Desert Willow Golf Resort and within close proximity to the Desert Springs Marriott Resort and Spa. Guests of the hotels have convenient access to four golf courses, all within one mile of the hotels. The Properties are accessible by Interstate 10, the major highway in the area. Airport access to the area includes Palm Springs Regional Airport, Ontario International Airport and Los Angeles International Airport. Other lodging facilities located in proximity to the Courtyard Palm Desert and Residence Inn Palm Desert Properties include the Marriott Desert Springs, an Embassy Suites, the Shadow Mountain Resort, the Indian Wells Resort, the Miramonte Resort and the Renaissance Esmeralda. The average occupancy rate, the average daily room rate and the revenue per available room for the periods the hotels have been operational are as follows:


                            Courtyard Palm Desert Property                          Residence Inn Palm Desert Property
                 -----------------------------------------------------    -----------------------------------------------------
                    Average           Average             Revenue            Average           Average             Revenue
                   Occupancy        Daily Room         per Available        Occupancy        Daily Room         per Available
    Year             Rate              Rate                Room               Rate              Rate                Room
--------------   --------------    --------------     ----------------    --------------    --------------     ----------------
        *1999         50.50%          $  92.33              $46.62             50.50%           $122.25            $  61.74
       **2000         82.60%            114.39               94.53             74.80%            166.55              124.54

* Data for the Courtyard Palm Desert Property represents the period September 1, 1999 through December 31, 1999 and data for the Residence Inn Palm Desert Property represents the period February 19, 1999 through December 31, 1999.
**       Data for 2000  represents  the period January 1, 2000 through April 30,
         2000.

         The Company believes that the results achieved by the Properties for 1999, as shown in the table above, are not indicative of their long-term operating potential, as the Properties had only been open since September and February 1999, respectively.